UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 14, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	April 14, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

08-10-TC

For Immediate Release:	April 14, 2008

TECK COMINCO TO ACQUIRE GLOBAL COPPER CORP.

Global will hold a conference call to discuss the transaction with Teck on April 14 at 8:30am

(Pacific Time). Call-in information is provided at the end of this news release.

Vancouver, British Columbia – Teck Cominco Limited (TSX:TCK.A and TCK.B, NYSE:TCK) and Global Copper Corp. (TSX:GLQ) announced today they have entered into an agreement for Teck to acquire Global by way of an arrangement under the Business Corporations Act (British Columbia). Global's principal asset is the Relincho copper/ molybdenum deposit located in northern Chile, approximately 660 kilometers north of Santiago.

Under the arrangement, Global shareholders will receive C$12.00 or 0.26667 of a Teck Class B subordinate voting share per Global common share, subject to pro-ration, and one share of a new company, to be named Lumina Copper Corp.

At full pro-ration, Global shareholders will receive C$3.00 in cash and 0.2 of a Teck Class B share per Global common share. If the market price of Teck Class B shares at closing is less than C$45.00 per share, Teck will pay additional consideration, in cash or Teck Class B shares, such that the consideration payable for each Global share has a value of C$12.00. If at closing the market price of Teck Class B shares exceeds C$55.00, the number of Teck Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed C$14.00. Teck expects to issue approximately 6.9 million Teck Class B shares and to pay approximately $104 million in cash in connection with the transaction.

Lumina Copper Corp. will hold all assets of Global other than the Relincho project, including Global’s interest in the Taca Taca and San Jorge properties in Argentina, $10 million in cash and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

The transaction effectively values the Relincho project at a minimum of $415 million. The $12.00 minimum consideration payable by Teck represents a premium of 29% to the 20 day volume weighted average price of Global common shares on the Toronto Stock Exchange as at April 11, 2008, excluding the value of the Lumina shares to be received by Global shareholders.

Ross Beaty, Chairman of Global said, “I am very pleased with Teck’s excellent offer to acquire our company. I know Teck well - it is an outstanding diversified mining company with extensive copper operations in Chile and is fully capable of developing Relincho into a major mine. Global shareholders will retain exposure to Relincho’s future development through the Relincho royalty, and plenty of exposure to copper and exploration potential through the assets in our new company once this deal closes. I encourage all Global shareholders to vote in favour of this transaction.”

Don Lindsay, President and Chief Executive Officer of Teck, said, “We are very pleased to be able to make this substantial addition to our Chilean copper portfolio, which already includes two operating mines with excellent near-term potential for further development and the largest foreign-owned portfolio of exploration lands in the country. Based on Global’s published resource estimate for Relincho, this acquisition will increase Teck Cominco’s measured and indicated copper resources by approximately 25% on a contained copper basis.”

Teck and Global have entered into an agreement providing for, among other things, a non-solicitation covenant on the part of Global, subject to customary “fiduciary out” provisions that entitle Global to consider and accept a superior proposal, a right in favour of Teck to match any superior proposal and the payment to Teck of a termination payment of C$12.5 million in certain circumstances.

Closing of the transaction is subject to customary conditions, including approval by Global shareholders, and the receipt of court and necessary regulatory approvals. Holders of 40.4% of outstanding Global shares, including all of Global’s directors and officers, have agreed to vote in favour of the transaction.

The Boards of Directors of both companies have unanimously approved the transaction. The Board of Directors of Global, after consultation with its financial and legal advisors and based, in part, upon the unanimous recommendation of an independent committee of the Board of Directors of Global, has determined unanimously that the arrangement is fair to Global’s shareholders and is in the best interest of Global and Global’s shareholders. Global’s Board unanimously recommends that Global shareholders vote in favour of the arrangement. Raymond James Ltd. has provided an opinion that the transaction is fair, from a financial point of view, to Global shareholders. Borden Ladner Gervais LLP is acting as legal counsel to Global. Teck’s financial advisors are BMO Capital Markets. Its legal advisors are Lang Michener LLP.

Full details of the transaction will be included in an information circular to be mailed to Global shareholders in accordance with applicable securities laws. The transaction is expected to close on or before September 30, 2008.

About Teck Cominco

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a significant producer of copper, zinc, metallurgical coal and specialty metals, and has interests in several oil sands development assets. Further information can be found at www.teckcominco.com.

About Global

Global is a Vancouver and Santiago based copper exploration company that controls the Relincho copper/molybdenum project in Chile, and the Taca Taca and San Jorge copper/gold projects in Argentina. Global’s shares trade on the Toronto Stock Exchange under the symbol GLQ. The Company has 32,854,949 shares issued and outstanding and 34,609,149 shares on a fully diluted basis.

About The Relincho Project

The Relincho project is located in Region III, Chile approximately 660 kilometers north of Santiago and 54 kilometers northeast of the town of Vallenar. It consists of a large “Andean style” copper/molybdenum porphyry system. Global has been exploring and developing the Relincho project since June 2006. Further information about Relincho can be found at www.globalcoppercorp.com

About Lumina Copper Corp

Lumina Copper Corp. will own the Taca Taca copper/gold project located in northern Argentina. In January 2008, Global granted an option to Rio Tinto plc to earn a 75% interest in Taca Taca and Rio Tinto is currently engaged in an exploration drilling campaign. As well, the company will own the San Jorge copper/gold project located in central Argentina. In May 2006, Global granted Coro Mining an option to earn a 100% interest in the San Jorge project, subject to Coro making share and cash payments to Global based on the contained copper reserves in the feasibility study under preparation. Further information about Taca Taca and the Rio Tinto agreement, and about San Jorge and the Coro agreement, can be found at www.globalcoppercorp.com.

Lumina Copper Corp. will also own 6.28 million shares and 3.9 million warrants of Los Andes Copper, an exploration company currently developing the Vizcachitas copper/molybdenum project in Region IV, Chile, and a 2% NSR open pit mining royalty and a 1% NSR underground mining royalty on certain mineral claims that make up the Vizcachitas project. In addition, Lumina will hold $10 million in cash and the 1.5% Relincho NSR royalty as described above.

Contact

Global Copper Corp

David Strang

President & CEO

1-604-687-0407 (ext. 103)

dstrang@globalcoppercorp.com

Teck Cominco Limited

Greg Waller

Vice President, Investor Relations & Strategic Analysis

1-604-685-3005

greg.waller@teckcominco.com

Global Conference Call

Call-in details for the conference call Global will hold on April 14 at 8:30am are:

North America toll-free: 1-800-869-6176

International: 1-785-830-7976

A replay of the conference call will be available on Global’s website at www.globalcoppercorp.com from April 15 onwards.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Global or Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the copper reserves and resources of Global and Teck. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, commodity prices, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: risks relating to exploration and potential development of Teck’s projects, business and economic conditions in the mining industry generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck’s reports filed with the Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with the Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.